United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F    X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes        No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes        No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

PRESS REALESE
SIGNATURES

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD Signs Long Term Contract With Arcelor

Rio de Janeiro, February 20, 2004 – Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, informs that it has signed a long term contract with Arcelor, the world’s largest steel producer, for the supply of iron ore.

Through this new contract CVRD will consolidate its long term relationship with the Arcelor group and will supply Arcelor’s steel mills in Europe with 20 million tons of fine and lump ores per year until 2009. Pellet sales from Hispanobras, a Brazilian joint venture between CVRD and Arcelor, and from CVRD to Arcelor, as well as the iron ore and pellet sales to Arcelor’s steel mills in Brazil are not covered by this contract.

Roger Agnelli, Chief Executive Officer of CVRD, stated that “This is the biggest iron ore contract signed in CVRD’s history and reflects the interests of both companies to strengthen its long term relationship, which exists since 1968”.

Guy Dollé, CEO of Arcelor, said: “Arcelor and CVRD have a successful relationship based on working closely together for many years. The signature of this contract contributes to strengthen this alliance as well as Arcelor’s traditional relationship with Brazil. At the same time it guarantees our iron ore supply for the long term”.

CVRD is the largest diversified mining company of the Americas and the fifth largest company in the global metals and mining industry, with a market capitalization of approximately US$ 22 billion. CVRD is the biggest global producer and exporter of iron ore and pellets, important raw materials for steelmaking, with operations in Brazil, the US, France, Norway and Bahrain.

Arcelor, is the world’s largest steel producer with an annual production of roughly 44 million tons of crude steel and with approximately 100,000 employees in over 60 countries, including important investments and operations in Brazil. Arcelor is a major global player in all its main markets: automotive, construction, household appliances and packaging, as well as general industry.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer